AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2002

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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2002

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     X       Form 40-F
                             -------                  ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                   No            X
                             -------                    ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PART I   FINANCIAL INFORMATION.............................................    1

     ITEM 1.      UNAUDITED FINANCIAL STATEMENTS...........................    1

         Consolidated Statements of Operations for the three months ended
         March 31, 2001 and 2002 ..........................................    1

         Consolidated Balance Sheets as of December 31, 2001 and March 31,
         2002.............................................................. 2, 3

         Consolidated Statement of Shareholders' Equity for the three months
         ended March 31, 2002 .............................................    4

         Consolidated Statements of Cash Flows for the three months ended
         March 31, 2001 and 2002 ..........................................    6

     ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS .....................   20

     ITEM 3.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                  MARKET RISK..............................................   29

PART II  OTHER INFORMATION.................................................   32

     ITEM 4.      OTHER INFORMATION........................................   32

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended March 31, 2002.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                               UNAUDITED THREE MONTHS ENDED
                                                                                         MARCH 31,
                                                                         ----------------------------------------
                                                              NOTES        2001            2002            2002
                                                              -----      --------        --------        --------
                                                                           (EURO)          (EURO)            ($)
Advertising revenue..................................                      25,269          25,336          22,085
Related party revenue................................           2             816             720             628
Publication revenue..................................                       6,977           4,413           3,847
Other revenue........................................                       2,527           4,059           3,538
                                                                         --------        --------        --------
Total net revenue....................................          11          35,589          34,528          30,098
                                                                         --------        --------        --------
Cost of sales........................................                      13,061          16,137          14,067
Selling, general and administrative expenses.........                       5,291           5,961           5,196
Amortization of programming costs....................           3           9,646          11,899          10,372
Depreciation and amortization........................          11           1,798           2,122           1,850
                                                                         --------        --------        --------
Operating income (loss)..............................          11           5,793          (1,591)         (1,387)
Interest expense, net................................         7,8          (2,578)         (5,684)         (4,956)
Foreign exchange (losses), net.......................           9          (5,112)         (2,384)         (2,078)
Other expense, net...................................          10            (295)         (1,105)           (963)
Minority interest in loss of consolidated
   entities..........................................                          45             519             453
                                                                         --------        --------        --------
(Loss) before income taxes...........................                      (2,147)        (10,245)         (8,931)
(Benefit) for income taxes...........................           6          (1,354)         (2,855)         (2,489)
                                                                         --------        --------        --------
(Loss) before extraordinary gain and change in
   accounting principle..............................                        (793)         (7,390)         (6,442)
Extraordinary gain on repurchase of Senior
   Notes (net of income taxes of euro 2 and
   euro 130).........................................           7               4             242             211
Cumulative effect of a change in accounting
   principle (net of income taxes of euro 347
   and euro 117).....................................           1            (578)           (953)           (831)
                                                                         --------        --------        --------
Net (loss)...........................................                      (1,367)         (8,101)         (7,062)
                                                                         ========        ========        ========
Basic and diluted (loss) per share before
   extraordinary gain and cumulative effect of
   the change in accounting principle................                        (0.1)           (0.4)           (0.3)
                                                                         ========        ========        ========
Basic and diluted extraordinary earnings per
   share on repurchase of Senior Notes ..............                           -               -               -
                                                                         ========        ========        ========
Basic and diluted loss per share of the change
   in accounting principle...........................                           -               -               -
                                                                         ========        ========        ========
Basic and diluted (loss) per share...................                        (0.1)           (0.4)           (0.3)
                                                                         ========        ========        ========

       Exchange rate for the convenience translation of the March 31, 2002 balances is euro 1.00 to $0.8717.

      The balances as of March 31, 2001 are restated from GRD into euros at euro 1.00 to GRD 340.75.

         The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

                   AS OF DECEMBER 31, 2001 AND MARCH 31, 2002

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                       UNAUDITED
                                                                                DECEMBER 31,            MARCH 31,
                                                                           --------------------   -------------------
                                                                   NOTES     2001        2001       2002       2002
                                                                   -----   --------    --------   --------   --------
                                                                            (EURO)        ($)      (EURO)       ($)
ASSETS
Current assets:
   Cash and cash equivalents..............................                  104,597      91,178     76,646     66,812
   Marketable equity securities...........................           5        8,221       7,166      7,059      6,153
   Restricted cash........................................                       44          39          -          -
   Accounts receivable, less allowance for doubtful
      accounts of euro 5,632 in 2001 and euro 5,688)
      in March 2002.......................................                   79,110      68,960     83,645     72,914
   Inventories............................................                    2,171       1,893      2,275      1,983
   Due from related parties...............................           2       18,639      16,247     17,793     15,510
   Advances to related parties............................           2        2,888       2,518      3,178      2,770
   Advances to third parties..............................                    9,950       8,673     10,240      8,926
   Deferred tax assets....................................           6        1,720       1,499      3,811      3,322
   Prepaid expenses and other current assets..............                      481         419        265        231
   Income and withholding tax advances....................                    2,068       1,802      2,238      1,951
                                                                           --------    --------   --------   --------
      Total current assets................................                  229,889     200,394    207,150    180,572
                                                                           --------    --------   --------   --------
   Investment.............................................           5       13,535      11,798     13,535     11,798
   Property and equipment, net............................                   24,579      21,425     23,293     20,305
   Broadcast, transmission and printing equipment
      under capital leases, net...........................                    4,760       4,150      4,531      3,950
   Deferred charges, net..................................           1        7,208       6,283      6,800      5,927
   Programming costs......................................           3       84,219      73,414     91,252     79,544
   Due from related party.................................           2       11,256       9,811     12,266     10,692
   Advances to related parties............................           2          153         133        153        133
   Goodwill and other intangible assets, net..............                    6,558       5,717      5,502      4,796
   Deferred tax assets....................................           6        5,648       4,923      7,060      6,154
   Other assets...........................................           4        9,200       8,020      9,200      8,020
                                                                           --------    --------   --------   --------
      Total assets........................................                  397,005     346,068    380,742    331,891
                                                                           ========    ========   ========   ========

     Exchange rate for the convenience translation of the December 31, 2001 and March 31, 2002 balances is euro 1.00 to $0.8717.

           The balances as of December 31, 2001 are restated from GRD into euros at euro 1.00 to GRD 340.75.

         The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

                   AS OF DECEMBER 31, 2001 AND MARCH 31, 2002

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                      UNAUDITED
                                                                                DECEMBER 31,           MARCH 31,
                                                                            -------------------   -------------------
                                                                   NOTES      2001       2001       2002       2002
                                                                   -----    --------   --------   --------   --------
                                                                             (EURO)       ($)      (EURO)       ($)
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdrafts and short-term borrowings..............                    17,491     15,247     16,401     14,296
   Current portion of obligations under capital leases....                     1,038        905        967        843
   Current portion of long-term debt .....................           8           508        443        500        436
   Trade accounts, notes and cheques payable..............                    26,124     22,772     22,215     19,365
   Program license payable................................                    13,141     11,455     17,471     15,229
   Customer advances......................................                       781        680      1,376      1,199
   Payable to related parties.............................           2             5          4         10          9
   Accrued interest.......................................                    11,209      9,771      4,885      4,258
   Accrued expenses and other current liabilities.........                    15,040     13,110     14,516     12,653
   Income taxes payable...................................           6         1,938      1,690      1,641      1,430
   Deferred tax liability.................................           6         2,525      2,201      2,924      2,549
                                                                            --------   --------   --------   --------
      Total current liabilities...........................                    89,800     78,278     82,906     72,267
                                                                            --------   --------   --------   --------
Long-term liabilities:
   Senior Notes...........................................           7       235,706    205,464    235,013    204,861
   Long-term debt.........................................           8           587        511        593        517
   Long-term obligations under capital leases.............                     2,688      2,343      2,566      2,237
   Payable to related parties.............................           2           396        345        396        346
   Employee retirement benefits...........................                     1,517      1,323      1,577      1,374
   Long-term provisions...................................                       488        425        488        425
                                                                            --------   --------   --------   --------
      Total liabilities...................................                   331,182    288,689    323,539    282,027
                                                                            --------   --------   --------   --------
Minority interests........................................                       737        643        218        190
                                                                            --------   --------   --------   --------
   Shareholders' equity:
   Share capital..........................................                     5,825      5,078      5,825      5,078
   Additional paid-in capital.............................                    84,270     73,458     84,270     73,458
   Retained earnings accumulated (deficit)................                   (25,010)   (21,801)   (33,111)   (28,863)
   Accumulated other comprehensive income.................                         1          1          1          1
                                                                            --------   --------   --------   --------
      Total shareholders' equity..........................                    65,086     56,736     56,985     49,674
                                                                            --------   --------   --------   --------
      Total liabilities and shareholders' equity..........                   397,005    346,068    380,742    331,891
                                                                            ========   ========   ========   ========

     Exchange rate for the convenience translation of the December 31, 2001 and March 31, 2002 balances is euro 1.00 to $0.8717.

           The balances as of December 31, 2001 are restated from GRD into euros at euro 1.00 to GRD 340.75.

         The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                    FOR THE THREE MONTHS ENDED MARCH 31, 2002

                             (IN THOUSANDS OF EURO)

                                                                  ACCUMULATED (DEFICIT) RETAINED EARNINGS
                                        --------------------------------------------------------------------------------------------
                                                               LEGAL,                           ACCUMULATED
                                                             TAX FREE   ACCUMULATED               OTHER
                                                 ADDITIONAL     AND      (DEFICIT)             COMPREHENSIVE           COMPREHENSIVE
                                         SHARE    PAID-IN      OTHER      RETAINED                INCOME       GRAND      INCOME
                                        CAPITAL   CAPITAL    RESERVES     EARNINGS     TOTAL      (LOSS)       TOTAL      (LOSS)
                                        -------  ----------  --------   -----------  --------  -------------  -------- -------------
BALANCE DECEMBER 31, 2001............    5,825    84,270       9,675      (34,685)   (25,010)          1       65,086          -
Net (loss) for the three
  months(unaudited)..................        -         -           -       (8,101)    (8,101)          -       (8,101)    (8,101)
                                                                                                                        ------------
Total comprehensive (loss)...........                                                                                     (8,101)
                                        -------  ----------  --------   -----------  --------  -------------  -------- =============
BALANCE MARCH 31, 2002 (UNAUDITED)...    5,825    84,270       9,675      (42,786)   (33,111)          1       56,985
                                        =======  ==========  ========   ===========  ========  =============  ========

           The balances as of December 31, 2001 are restated from GRD into euros at euro 1.00 to GRD 340.75.

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                   UNAUDITED MARCH 31,
                                                                                   THREE MONTHS ENDED
                                                                        ----------------------------------------
                                                                          2001            2002             2002
                                                                        --------        --------        --------
                                                                          (EURO)         (EURO)            ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)................................................             (1,367)         (8,101)         (7,062)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     Extraordinary gain from repurchase of Senior Notes......                 (4)           (242)           (211)
     Cumulative effect of a change in accounting principle...                578             953             831
     Deferred income taxes...................................             (1,468)         (2,987)         (2,604)
     Minority interest on acquired entities..................                (46)           (519)           (452)
     Amortization of debt issuance expenses..................                161             331             288
     Write down in marketable equity securities..............                  -           1,162           1,013
     Depreciation of property and equipment and capital
        leases and amortization of programming costs,
        goodwill and other intangibles.......................             11,445          14,021          12,222
     Provision for employee retirement benefits..............                 31              58              51
CHANGE IN CURRENT ASSETS AND LIABILITIES
     (Increase) in accounts and other receivable.............             (9,272)         (4,536)         (3,954)
     (Increase) in due from/to related parties...............             (2,473)           (403)           (351)
     (Increase) in programming costs.........................            (11,846)        (13,943)        (12,154)
     (Increase) in prepaid and licensed programming
        expenditures.........................................               (903)         (4,989)         (4,349)
     (Decrease) in trade accounts, notes and cheques
        payable..............................................             (1,628)         (3,909)         (3,408)
     Increase in licensed program payable....................              1,877           4,331           3,775
     Decrease (increase) in inventories......................                  4            (104)            (91)
     Increase in customer advances...........................                 72             594             518
     (Decrease) in accrued expenses and other liabilities....             (3,510)         (6,847)         (5,968)
     Increase (decrease) in income taxes payable.............                136            (297)           (259)
     Other, net..............................................             (3,675)           (419)           (365)
                                                                        --------        --------        --------
         Total adjustments...................................            (20,521)        (17,745)        (15,468)
                                                                        --------        --------        --------
NET CASH (USED) IN OPERATING ACTIVITIES......................            (21,888)        (25,846)        (22,530)
                                                                        --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
     Acquisition  of businesses..............................                (25)            (59)            (51)
     Purchase of fixed assets................................             (2,266)           (562)           (490)
                                                                        --------        --------        --------
NET CASH (USED) IN INVESTING ACTIVITIES......................             (2,291)           (621)           (541)
                                                                        --------        --------        --------
CASH FLOW FROM FINANCING ACTIVITIES
     Proceeds from (repayment) long-term debt................                964              (2)             (2)
     Redemption of Senior Notes..............................             (4,158)         (2,050)         (1,787)
     Increase in bank overdrafts and short term
        borrowings, net......................................             13,946          (1,091)           (951)
     Decrease in restricted cash.............................                 47              44              38
     Repayments of capital lease obligations.................               (121)           (194)           (169)
                                                                        --------        --------        --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..........             10,678          (3,293)         (2,871)
                                                                        --------        --------        --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH......................              6,631           1,809           1,577
     Decrease in cash........................................             (6,870)        (27,951)        (24,365)
CASH AT BEGINNING OF YEAR....................................             24,729         104,597          91,177
                                                                        --------        --------        --------
CASH AT END OF YEAR..........................................             17,859          76,646          66,812
                                                                        --------        --------        --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid for interest..................................              4,996          12,029          10,486
     Cash paid for income taxes..............................                  -             847             738

       Exchange rate for the convenience translation of the March 31, 2002 balances is euro 1.00 to $0.8717

             The amounts as of March 31, 2001 are restated from GRD
                     into euros at euro 1.00 to GRD 340.75

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at March 31, 2002 and for the three months ended March 31, 2001 and 2002 are un-audited and prepared in conformity with the accounting principles applied in the Company's 2001 Annual Report on Form 20-F for the year ended December 31, 2001. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year or any other interim period.

FOREIGN CURRENCY TRANSLATION

         The accompanying financial statements have been restated from drachmae to euros, which, as of January 1, 2002, is the Company's reporting currency. The financial statements have been recast in accordance with EITF D-71 "ACCOUNTING ISSUES RELATING TO THE INTRODUCTION OF THE EUROPEAN ECONOMIC AND MONETARY UNION
(EMU)". Prior year balances have been recast using the exchange rate between the euro and the drachma, as of January 1, 2002, of euro 1.00 to GRD 340.75. Comparative financial statements depict the same trends as would have been presented if the Company had continued to present the financial statements in drachmae. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the drachmae.

ACQUISITIONS OF UNRELATED BUSINESSES

         YEAR 2001

         In January 2001 the Company acquired a 51% interest in Blues Hall EPE for cash consideration of euro 18. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value euro 920 has been allocated to goodwill.

         In May 2001, the Company commenced its Internet activities/services and became a 99.99% shareholder in newly established company, Antenna Internet S.A., with an initial investment of euro 59.

         In the third quarter of 2001, the Company became a shareholder (75% interest) in a newly established music recording company Heaven Music S.A., and euro 44 was contributed as an initial investment.

         In the third quarter of 2001, the Company became a 100% shareholder in a newly established company, Antenna Pay TV Ltd., which owns 100% of Antenna Gold Ltd. and CYP 5,000 was contributed as an initial investment. The activities of Antenna Pay TV and Antenna Gold have not yet commenced.

         On October 8, 2001, the Company completed its acquisition of a 5% interest in NetMed NV, the pay television platform of MIH Limited in Greece and Cyprus (acquiring 622 Class E shares) for cash consideration of $12.3 million. This investment has been accounted for at cost. The Company has the option to acquire an additional 10% interest within two years from closing at the fair market value.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         In the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of euro 47.

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval for operating decisions such as operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7), were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the Company's 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the three months ended March 31, 2001 and 2002 totaled euro 161 and euro 170 respectively, and is included in interest expense in the accompanying un-audited consolidated statements of operations for the three months ended March 31, 2001 and 2002.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) for the three months ended March 31, 2001 was comprised primarily of gains and losses arising on the translation of foreign currency financial statements and also includes unrealized gains and losses on certain available for sale investments, net of tax. Comprehensive income (loss) was as follows:

                                        UNAUDITED THREE        UNAUDITED THREE
                                          MONTHS ENDED           MONTHS ENDED
                                         MARCH 31, 2001         MARCH 31, 2002
                                         --------------         --------------
Net loss for the three months ended          (1,367)                (8,101)
Unrealized gain on available for
sale equity securities                        2,161                      -
Currency translation adjustment                   5                      -
                                         ----------             ----------
Comprehensive income (loss)                     799                 (8,101)
                                         ==========             ==========

PROGRAMMING COSTS

         During the first quarter of 2001, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 00-2 "Accounting by Producers on Distributors of Films". SOP 00-2 established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. For the quarter ended March 31, 2001, the Company recorded a one-time after-tax charge for the initial adoption of the standard of euro 578. This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Statement 141 was effective immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method and Statement 142 was effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

         Statement 141 requires that, upon adoption of Statement 142, the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. With the adoption of Statement 142, the Company was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first quarter 2002. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 during the first quarter 2002. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

         In connection with the transitional goodwill impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date adoption. This second step is required to be completed as soon as possible, but no later than the end of 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

         During the quarter, the Company completed its initial impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The impairment loss amounting to euro 953, net of tax, has been recorded as a cumulative effect of a change in accounting principle.

         The following table provides a reconciliation of reported net loss to adjusted net income for the three months ended March 31, 2001, as though Statement 142 had been applied from the beginning of fiscal 2001:

                                                                             THREE MONTHS ENDED MARCH 31, 2001
                                                                             ---------------------------------
                                                                                                  EARNINGS
                                                                                 AMOUNT           PER SHARE
                                                                             -------------     ---------------
Reported net (loss)..................................................           (1,367)              (0.7)
Cumulative effect of change  in accounting principle.................              578                0.3
Extraordinary gain on repurchase of Senior Notes.....................               (4)                 -
                                                                             -------------     ---------------
Reported net (loss) before the cumulative effect of change in
     accounting principle and extraordinary gain.....................             (793)              (0.4)
Add back amortization (net of tax):
     Goodwill........................................................              276                  -
                                                                             -------------     ---------------
Adjusted net loss attributed to common stock before the cumulative effect of change in accounting principles and extraordinary
     gain on repurchase of Senior Notes..............................             (517)              (0.4)
                                                                             =============     ===============

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


The changes in the carrying amount of goodwill and other intangible assets for the quarter ended March 31, 2002 are as follows:

Balance January 1, 2001............................................     6,558
Goodwill and other intangible assets acquired during
  quarter, net.....................................................        14
Impairment losses..................................................    (1,070)
                                                                     --------
Balance March 31, 2002.............................................     5,502
                                                                     ========



TRANSLATIONS OF EURO INTO U.S. DOLLARS

         The consolidated financial statements are stated in euro. The translations of euro into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on March 29, 2002, which was euro 1.00 = $0.8717. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Balances from related companies are as follows:

                                                                             DECEMBER 31,       UNAUDITED
                                                                                 2001        MARCH 31, 2002
                                                                             -----------     --------------
ACCOUNTS RECEIVABLE
     Current:
         Antenna Satellite TV (USA) Inc..............................              8,213            7,501
         Antenna Optima SA...........................................                  2                2
         Epikinonia EPE..............................................                957              835
         Antenna TV Ltd. (Cyprus)....................................              4,573            4,493
         Antenna Satellite Radio.....................................                389              389
         Echos and Rhythmos EPE......................................                336              358
         Makedonia TV S.A............................................              4,169            4,215
                                                                                --------         --------
                                                                                  18,639           17,793
                                                                                ========         ========
     Long-term:
         Antenna Satellite TV (USA) Inc..............................             11,256           12,266
                                                                                ========         ========
ADVANCES
     Current:
         Epikinonia EPE..............................................                  -              100
         Antenna Satellite communications SA.........................                 22               22
         Antenna Optima SA...........................................                 11               11
         Echos and Rhythmos EPE......................................              1,455            1,694
         Makedonia TV S.A............................................                989              999
         Catalogue Auctions Hellas S.A...............................                410              352
                                                                                --------         --------
                                                                                   2,888            3,178
                                                                                ========         ========
     Long-term:
         JVFM--Epikinonia............................................                 53               53
         Epikinonia Ltd..............................................                100              100
                                                                                --------         --------
                                                                                     153              153
                                                                                ========         ========
ACCOUNTS PAYABLE
     Current:
         Makedonia TV SA.............................................                  1                -
         Echos and Rhythmos EPE......................................                  4               10
                                                                                --------         --------
                                                                                       5               10
                                                                                ========         ========
     Long-term:
         Payable to minority shareholders of Daphne
           Communications SA.........................................                396              396
                                                                                ========         ========

                                                                                    UNAUDITED REVENUE
                                                                                  FROM RELATED PARTIES
                                                                              -----------------------------
                                                                              THREE MONTHS     THREE MONTHS
                                                                                 ENDED            ENDED
                                                                                MARCH 31,        MARCH 31,
                                                                                   2001            2002
                                                                              ------------     -----------
Epikinonia Ltd. (Production facilities and technical and
     administrative services)........................................                320              169
Antenna Satellite TV (USA) Inc. (License fees).......................                238              298
Antenna TV Ltd. (Cyprus) (Royalties).................................                197              172
Antenna Satellite Radio (license fee)................................                 26                -
Echos and Rhythmos EPE...............................................                  4               28
Makedonia TV S.A.....................................................                 31               53
                                                                                ========         ========
                                                                                     816              720
                                                                                ========         ========

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                   DECEMBER 31,     UNAUDITED
                                                       2001       MARCH 31, 2002
                                                   ------------   --------------
Produced programming...........................       58,122           60,230
Purchased sports rights........................        3,403            3,336
Licensed program rights........................       13,752           19,548
Prepaid license program rights.................        5,408            4,439
Prepaid produced programs and sports...........        2,849            3,014
Prepaid sports rights..........................          685              685
                                                   ------------   --------------
                                                      84,219           91,252
                                                   ============   ==============

4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                   DECEMBER 31,     UNAUDITED
                                                       2001       MARCH 31, 2002
                                                   ------------   --------------
Advance for the right to acquire an interest
  in Macedonia TV..............................        8,804            8,804
Guarantee deposits.............................          396              396
                                                   ------------   --------------
                                                       9,200            9,200
                                                   ============   ==============

         On February 24, 2000 the Company advanced euro 8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2003, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

5.       INVESTMENTS

                                                   DECEMBER 31,     UNAUDITED
                                                       2001       MARCH 31, 2002
                                                   ------------   --------------
Equity method investments......................           18               18
Cost method investment.........................       13,517           13,517
                                                   ------------   --------------
                                                      13,535           13,535
                                                   ============   ==============

Available-for-sale equity securities:

     Cost......................................        8,221            7,059
                                                   ============   ==============

         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Athenian Capital Holdings S.A. in various open market transactions for an aggregate purchase price of euro 45,613. In the fourth quarter of 2001, the decline in fair value was judged to be other-than-temporary and the cost basis was written-down by euro 37,392. For the quarter ended March 31, 2002, the further decline in fair value of euro 1,162 was judged to be other-than-temporary and the cost basis was further written down and included in other expense, net in the consolidated statement of operations for the quarter ended March 31, 2002 (see note 10).

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         EQUITY--METHOD INVESTMENTS

         On September 6, 2000, Antenna acquired a 40% interest in the newly established company named Antenna Optima S.A.

         COST--METHOD INVESTMENT

         On October 8, 2001, Antenna acquired a 5% interest in NetMed NV. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.


6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2001 and March 31, 2002 are summarized below:

                                                                       UNAUDITED
                                                    DECEMBER 31,       MARCH 31,
                                                        2001              2002
                                                    ------------       ---------
Deferred tax liabilities:
     Intangible and tangible assets.............          390              239
     Programming costs..........................       14,362           12,141
     Reserves...................................        1,902            1,776
     Reserves taxed in a special way............          598              558
     Deferred charges...........................        1,005              161
     Leased assets..............................        1,474            1,305
     Customer advances and accounts payable.....        1,589            1,326
     Other......................................          687              895
                                                    ------------       ---------
Gross deferred tax liabilities..................       22,007           18,401
                                                    ------------       ---------
Deferred tax assets:
     Property and equipment.....................           97              103
     Start up costs.............................        3,529            3,173
     Long term liability........................           48               45
     Long term lease liability..................          683              543
     Short-term lease liability.................          304              314
     Long-term receivables......................          723              674
     Accounts receivable........................        2,248            2,311
     Employee retirement benefits...............          478              460
     Other assets...............................        2,752            2,739
     Marketable equity securities...............       14,022           13,494
     Accrued expenses and other provisions......          494              526
     Net operating losses.......................        2,904            3,808
                                                    ------------       ---------
Gross deferred tax assets.......................       28,282           28,190
                                                    ------------       ---------
Less: Valuation allowance ......................       (1,432)          (1,842)
                                                    ------------       ---------
Net deferred tax assets.........................        4,843            7,947
                                                    ============       =========

         Deferred tax assets were reduced by a valuation allowance relating to the tax benefits attributable to net operating losses and start-up costs related to Antenna Internet S.A. (internet activities), VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                       UNAUDITED
                                                    DECEMBER 31,       MARCH 31,
                                                        2001              2002
                                                    ------------       ---------
Net current deferred tax liability.............       (2,525)           (2,924)
Net current deferred tax asset.................        1,720             3,811
                                                    ------------       ---------
Net non-current deferred tax asset.............        5,648             7,060
                                                    ============       =========

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                                      UNAUDITED        UNAUDITED
                                                      MARCH 31,        MARCH 31,
                                                         2001             2002
                                                    ------------       ---------
Current........................................           114              132
Deferred income taxes..........................        (1,468)          (2,987)
                                                    ------------       ---------
(Benefit) income taxes.........................        (1,354)          (2,855)
                                                    ------------       ---------

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 37.5% in 2001 and 35% in 2002, to pre-tax income is summarized as follows:

                                                     UNAUDITED       UNAUDITED
                                                     MARCH 31,       MARCH 31,
                                                        2001            2002
                                                    ------------     ---------
Tax (benefit) at statutory rate................         (805)          (3,584)
Effect of change in tax rate...................         (722)             322
Goodwill amortization..........................           96               45
Interest income................................          (85)             (32)
Effect of minority interest....................          (17)            (182)
Disallowed prior period expenses and non-
     deductible general expenses...............          130              182
Loss (income) not subject to income tax........           49              (16)
Increase in valuation allowance................            -              410
                                                    ------------     ---------
                                                      (1,354)           (2,855)
                                                    ------------     ---------

         The statutory tax rate for Nova Bulgaria is 28.5% in 2001 and 2002.

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. For the years 1993 to 1994, the tax audit has been concluded and the additional taxes payable are in the

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


process of being finalized with the tax authorities. For the years 1995 to 2000, the tax audit has commenced. The majority of the Company's subsidiaries have been audited by the tax authorities up to 1999 and 2000. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         During the three months ended March 31, 2002, the deferred tax assets and liabilities were remeasured and the total effect of the change in the tax rate was a charge of euro 322, recorded as a tax expense in the consolidated statements of operation.

7.       SENIOR NOTES

                                                                                                UNAUDITED
                                                                      DECEMBER 31, 2001       MARCH 31, 2002
                                                                      -----------------       --------------
Senior notes due 2007 (the "2007 Notes") issued on August 12,
     1997.  Interest on the 2007 Notes is paid semi-annually in
     February and August, commencing February 1, 1998, at a rate of 9% per annum.  The 2007 Notes are redeemable, in whole
     or in part, at the option of the Company at any time on or
     after August 1, 2002...........................................        85,706                87,513

Senior notes due 2008 (the "2008 Notes") issued on June 18,
     2001.  Interest on the 2008 Notes is paid semi-annually in
     July and January, commencing January 1, 2002, at a rate of
     9.3/4% per annum.  The 2008 Notes are redeemable, in whole or in part, at the option of the Company at any time on or
     after July 2005................................................       150,000               147,500
                                                                      -----------------       --------------
                                                                           235,706               235,013
                                                                      =================       ==============

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of euro 150,000 and mature on July 1, 2008.

         Interest expense for the three months ended March 31, 2001 and 2002 totaled euro 2,095 and euro 5,551, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 22, 2001 and February 19, 2002 the Company repurchased euro 4,279 of the 2007 Notes and euro 2,500 of the 2008 Notes, with accrued interest of euro 56 and euro 33 to the date of repurchase, respectively.

         The early extinguishment of the senior notes resulted in the following:

                                                               UNAUDITED
                                                                MARCH 31,
                                                          2001           2002
                                                        --------       --------
Discount on prepayment of Senior Notes............         150             449
Write-off of related unamortized debt
   issuance costs.................................        (144)            (77)
                                                        --------       --------
Income............................................           6             372
                                                        ========       ========

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The gain for the three months ended March 31, 2001 and 2002, has been recorded as an extraordinary item, net of tax of euro 2 and euro 130, respectively.

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

8.       OTHER LONG-TERM DEBT

                                                                                                 UNAUDITED
                                                                               DECEMBER 31,       MARCH 31,
                                                                                   2001             2002
                                                                               ------------      ---------
Loan of  euro 978, due in annual installments of  euro 489,
     bearing interest at variable rates (7.7% and 4.9% for the
     three months ended March 31, 2001 and 2002, respectively)
     and due in 2003.  Guaranteed by the Company......................               978             978
Loan of CHF 183, due in annual installments of euro 11, bearing interest at variable rates (9.07% and 7.7% and for the
     three months ended March 31, 2001 and 2002, respectively)
     and due in 2010.  Secured by the building of the Company's
     subsidiary Blues Hall EPE........................................               117             115
                                                                               ------------      ---------
                                                                                   1,095           1,093

Less: Current portion.................................................              (508)           (500)
                                                                               ------------      ---------
                                                                                     587             593
                                                                               ============      =========

         Interest expense for the three months ended March 31, 2001 and 2002 amounted to euro 34 and euro 19, respectively.


9.       FOREIGN EXCHANGE (LOSSES) GAINS

         Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                                                        UNAUDITED
                                                                                        MARCH 31,
                                                                                   2001            2002
                                                                               ------------      ---------
Unrealized foreign exchange (loss) on Senior Notes (US$)..............            (6,627)         (1,807)
Unrealized foreign exchange gain and (loss) on cash, receivables and payables denominated in foreign currencies (US$) and
     realized (losses) gains on transactions..........................             1,515            (577)
                                                                               ------------      ---------
                                                                                  (5,112)         (2,384)
                                                                               ============      =========

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


10.      OTHER INCOME (EXPENSE)

                                                          UNAUDITED
                                                           MARCH 31,
                                                     2001            2002
                                                   --------        --------
Other than temporary (loss) from marketable
    securities (see note 5).....................        -           (1,162)
Other, net......................................     (295)              57
                                                   --------        --------
                                                     (295)          (1,105)
                                                   ========        ========

11.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism and Magazines. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

         Three months ended March 31, 2001:

                                                             UNAUDITED THREE MONTHS ENDED MARCH 31, 2001
                                       ------------------------------------------------------------------------------------
                                                                  PAY                           INTERSEGMENT      TOTAL
                                       TELEVISION    RADIO    TELEVISION  PUBLICATION   OTHER    ELIMINATION   CONSOLIDATED
                                       ----------    -----    ----------  -----------   -----    -----------   ------------
Advertising revenue...............       22,623      1,114          -       1,532          -           -          25,269
Related party sales...............        1,361         35          -           9          4        (593)            816
Publication revenue...............            -          -          -       6,977          -           -           6,977
Other revenue.....................          431          -        125         519      1,452           -           2,527
                                        -------    -------    -------     -------    -------     -------         -------
Total revenues....................       24,415      1,149        125       9,037      1,456        (593)         35,589
Cost of sales.....................        4,989        592         31       6,783        710         (44)         13,061
Related party cost of sales.......            -          2          -          55        437        (494)              -
Selling, general and
   administrative expenses........        3,510        496          9         961        314           1           5,291
Related party selling, general
   and administrative expenses....            7          7          -          30         15         (59)              -
Depreciation and amortization.....          915         44         26         760         44           9           1,798
Amortization of programming
   costs..........................        9,646          -          -           -          -           -           9,646
                                        -------    -------    -------     -------    -------     -------         -------
Operating income (loss)...........        5,348          8         59         448        (64)         (6)          5,793
Equity in net income in
   unconsolidated affiliate.......            -          -          -           -          -           -               -
Related party commission income...            -          -          -           -          -           -               -
Interest expense, net.............       (2,181)       (49)        (2)       (383)        (2)         39          (2,578)
Foreign exchange losses, net......       (4,913)        77       (187)        (89)         -           -          (5,112)
Other income (expense), net.......         (180)        37          -        (152)         -           -            (295)
Minority interest in losses of
   consolidated entities..........            -          -          -           -          -          45              45
(Loss) income before tax..........       (1,926)        73       (130)       (176)       (66)         78          (2,147)
Extraordinary gain on repurchase
   of Senior Notes (net of
   income taxes of euro 2)........            4          -          -           -          -           -               4
Cumulative effect of a change in
   accounting principle (net of
   income taxes of euro 347)......         (578)         -          -           -          -           -            (578)
                                        -------    -------    -------     -------    -------     -------         -------
Net (loss) income.................         (708)        (4)      (130)       (552)       (51)         78          (1,367)
                                        -------    -------    -------     -------    -------     -------         -------
Segment assets
Total assets at March 31, 2001....      300,994      6,899        913      44,565      4,457     (63,317)        294,511
                                        =======    =======    =======     =======    =======     =======         =======

         Three months ended March 31, 2002:

                                                           UNAUDITED THREE MONTHS ENDED MARCH 31, 2001
                                       -----------------------------------------------------------------------------
                                                                  PAY                               MUSIC
                                       TELEVISION    RADIO    TELEVISION  PUBLICATION  INTERNET   RECORDING    OTHER
                                       ----------    -----    ----------  -----------  --------   ---------    -----
Advertising revenue...............        22,994        883           -      1,459          -           -          -
Related party sales...............         1,095         31           -         67         13           -          -
Publication revenue...............             -          -           -      4,413          -           -          -
Other revenue.....................           970         13         124        371         90         569      1,922
                                        --------    -------    --------   --------    -------     -------    -------
Total revenues....................        25,059        927         124      6,310        103         569      1,922
Cost of sales.....................         8,733        454          51      5,404         96         299      1,158
Related party cost of sales.......             2          -           -         22          -           -        421
Selling, general and
   administrative expenses........         3,626        722           6      1,032        221         110        244
Related party selling, general
   and administrative expense.....             4         12           -         17          -           2          3
Depreciation and amortisation.....           939         27          26        780        241           6         58
Amortisation of
   programming costs..............        11,899          -           -          -          -           -          -
                                        --------    -------    --------   --------    -------     -------    -------
Operating income..................          (144)      (288)         41       (945)      (455)        152         38
Equity in net income in
   unconsolidated affiliate.......             -          -           -          -          -           -          -
Related party commission income...             -          -           -          -          -           -          -
Interest expense, net.............        (5,426)       (24)        (19)      (213)         -           -         (2)
Foreign exchange (losses), net....        (2,370)         -           -        (14)         -           -          -
Other income, (expense), net(1)...            33          -          24          3         (1)          -     (1,164)
Minority interest in losses of
   consolidated entities..........             -          -           -          -          -           -          -
                                        --------    -------    --------   --------    -------     -------    -------
(Loss) income before tax..........        (7,907)      (312)         46     (1,169)      (456)        152     (1,128)
Extraordinary gain on repurchase
   of Senior Notes (net of income
   taxes of euro 130).............           242          -           -          -          -           -          -
Cumulative effect of a change in
   Accounting principle (net of
   income taxes of euro 117)......          (736)         -           -       (217)         -           -          -
                                        --------    -------    --------   --------    -------     -------    -------
Net (loss) income.................        (5,546)      (201)         46     (1,110)      (456)         98     (1,142)
                                        --------    -------    --------   --------    -------     -------    -------
Segment assets
Total assets at March 31, 2002....       386,238      5,849         935     41,331      3,339       2,542      8,453
                                        ========    =======    ========   ========    =======     =======    =======

                                   UNAUDITED THREE MONTHS ENDED MARCH 31, 2002
                                   -------------------------------------------
                                        INTERSEGMENT          TOTAL
                                         ELIMINATION      CONSOLIDATION
                                   -------------------------------------------
Advertising revenue...............              -             25,336
Related party sales...............           (486)               720
Publication revenue...............              -              4,413
Other revenue.....................              -              4,059
                                         --------           --------
Total revenues....................           (486)            34,528
Cost of sales.....................            (58)            16,137
Related party cost of sales.......           (445)                 -
Selling, general and
   administrative expenses........              -              5,961
Related party selling, general
   and administrative expense.....            (38)                 -
Depreciation and amortisation.....             45              2,122
Amortisation of
   programming costs..............              -             11,899
                                         --------           --------
Operating income..................             10             (1,591)
Equity in net income in
   unconsolidated affiliate.......              -                  -
Related party commission income...              -                  -
Interest expense, net.............              -             (5,684)
Foreign exchange (losses), net....              -             (2,384)
Other income, (expense), net(1)...              -             (1,105)
Minority interest in losses of
   consolidated entities..........            519                519
                                         --------           --------
(Loss) income before tax..........            529            (10,245)
Extraordinary gain on repurchase
   of Senior Notes (net of income
   taxes of euro 130).............              -                242
Cumulative effect of a change in
   Accounting principle (net of
   income taxes of euro 117)......              -               (953)
                                         --------           --------
Net (loss) income.................            210             (8,101)
                                         --------           --------
Segment assets
Total assets at March 31, 2002....        (67,945)           380,742
                                         ========           ========

(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other-than-temporary loss amounting to euro 1,162 (see Note 5).

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


GEOGRAPHIC AREAS

         Information about geographic areas is as follows:

                                                   UNAUDITED
                                                   MARCH 31,
                                           2001                  2002
                                       ------------           ---------
REVENUES:
     Greece........................       34,248                33,075
     United States.................          264                   298
     Australia.....................          125                   124
     Cyprus........................          197                   172
     Bulgaria......................          755                   859
                                       ------------           ---------
                                          35,589                34,528
                                       ============           =========

Note:    Revenues are attributed to countries based on location of customer.

         Long-lived assets are analyzed as follows:

                                                              UNAUDITED
                                       DECEMBER 31,           MARCH 31,
                                           2001                  2002
                                       ------------           ---------
Domestic...........................       57,420                56,852
International......................        1,641                 2,032
                                       ------------           ---------
     Total ........................       59,061                58,884
                                       ============           =========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS ANNUAL REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 73.4% of total net revenue in the three months ended March 31, 2002. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which in the three months ended March 31, 2002 represented 12.8% of total net revenue. Other revenue represented 13.9% of total net revenue in the three months ended March 31, 2002.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.7% of total net television advertising revenue in 2001), and usually at its highest level during the fourth fiscal quarter (30% of total net television advertising revenue in 2001) or the second fiscal quarter (35% of the total net television advertising revenue in 2001). Despite the overall decrease in advertising expenditures in the European and Greek market our advertising revenue was up 0.3% in the first quarter of 2002 relative to the first quarter of 2001. As a result of general market conditions and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States, we expect advertising revenue to slightly increase or remain flat during 2002.

INTRODUCTION OF EURO

         Our financial statements included in this Quarterly Report have been restated from drachmae to euros, which, as of January 1, 2002, is our reporting currency. Our financial statements have been recast in accordance with EITF D-71 "ACCOUNTING ISSUES RELATING TO THE INTRODUCTION OF THE EUROPEAN ECONOMIC AND MONETARY UNION (EMU)". Prior year balances have been recast using the exchange rate between the euro and the drachma, as of January 1, 1999, of euro 1.00 to GRD 340.75. Comparative financial statements depict the same trends as would have been presented if we had continued to present our financial statements in drachmae. However, our financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency other than the drachmae.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:

MULTINATIONAL ADVERTISERS                  NATIONAL ADVERTISERS

o   Unilever                          o    The Hellenic Telecommunications
                                           Organization (OTE)
o   Procter & Gamble
                                      o    Stet Hellas, a Greek mobile
o   Nestle                                 telecommunications company

o   Coca-Cola Hellas                  o    Cosmote Hellas, a Greek mobile
                                           telecommunications company
o   Vodafon / Panafon
                                      o    Fage and Delta, Greek dairy companies
o   Colgate-Palmolive

o   Kraft Hellas

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first three months of 2002, we sold approximately 86.3% of total available advertising time during prime time broadcasts and approximately 73.5% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 11 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we have derived circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

RECORDED MUSIC REVENUE

         Since establishing Heaven Music in May 2001, we have derived revenue from the sales of compact discs, DVD's and cassettes that we produce with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

         Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning BIG BROTHER. We also provide Web site updates and Internet based advertising.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne, cost of sales also includes publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         Effective January 1, 2001, we follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. We adopted this standard in the first quarter of 2001, and recorded a one-time after tax charge for the initial adoption of the standard of euro 578 thousand ($504 thousand). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the three months ended March 31, 2001.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)

         REVENUES. Total net revenue decreased euro 1.1 million ($0.9 million), or 3.0%, from euro 35.6 million ($31.0 million) in the three months ended March 31, 2001 to euro 34.5million ($30.1 million) in the three months ended March 31, 2002. This decrease was attributable primarily to a decrease of euro 2.8 million ($2.4 million) of revenue from Daphne (primarily representing publication revenue) and, to a lesser extent, a decrease of euro 0.2 million ($ 0.2 million) of revenue from Antenna Radio, partially offset by an increase in revenue of euro 0.7 million ($ 0.6 million) from Antenna TV's operations and the addition of revenue of euro 0.6 million ($0.5 million) from Heaven Music.

         Advertising revenue, which comprised 73.4% of total net revenue for the three months ended March 31, 2002, increased euro 0.1 million ($0.1 million), or 0.3%, from euro 25.2 million ($22.0 million) in the three months ended March 31, 2001 to euro 25.3 million ($22.1 million) in the three months ended March 31, 2002. This increase principally reflected an increase in Antenna TV advertising revenue of euro 0.4 million ($0.3 million), or 1.7%, partially offset by a decrease of advertising revenue of Antenna Radio of euro 0.2 million ($0.2 million), due principally to the overall decrease in radio advertising expenditures in the Greek Market.

         Related party revenue decreased euro 0.1 million ($0.1 million), or 11.8%, from euro 0.8 million ($0.7 million) in the three months ended March 31, 2001 to euro 0.7 million ($0.6 million) in the three months ended March 31, 2002.

         Publication revenue decreased euro 2.6 million ($2.2 million), or 37%, from euro 7.0 million ($6.1 million) in the three months ended March 31, 2001 to euro 4.4 million ($3.9 million) in the three months ended March 31, 2002. The decrease was a result of the suspension by Daphne of the publication of two magazine titles and general market conditions.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased euro 1.6 million ($1.4 million), or 61%, from euro
2.5 million ($2.2 million) in the three months ended March 31, 2001 to euro 4.1 million ($3.6 million) in the three months ended March 31, 2002. This increase was principally the result of the addition of euro 0.6 million ($0.5 million) of other revenue from Heaven Music and an increase of euro 0.4 million ($0.3 million) of other revenue from Antenna TV and an increase of euro 0.4 million ($0.3 million) of other revenue from Audiotex.

         COST OF SALES. Cost of sales increased euro 3.0 million ($2.6 million), or 24%, from euro 13.1 million ($11.4 million) in the three months ended March 31, 2001 to euro 16.1million ($14.0 million) in the three months ended March 31, 2002. Cost of sales from Antenna TV's operations, representing approximately 45.8% of total cost of sales for the three months ended March 31, 2002, increased euro 3.1 million

($2.7 million) or 72% in the three months ended March 31, 2002, reflecting an increase in cost of foreign programming and BIG BROTHER. The increase was also attributable to an increase of cost of sales of euro 0.6 million ($0.5 million) from Nova Bulgaria and of euro 0.3 million ($0.3 million) from Audiotex, and the addition of cost of sales of euro 0.3 million ($0.3 million) from Heaven Music and of euro 0.2 million ($0.2 million) of cost of sales from Blues Hall. The increase was partially offset by a decrease of the cost of sales of euro 1.4 million ($1.2 million) from Daphne due to the suspension of the publication of two magazine titles.

         SG&A. Selling, general and administrative expenses (or SG&A) increased euro 0.7million ($0.6 million), or 13%, from euro 5.3 million ($4.6 million) in the three months ended March 31, 2001 to euro 6.0 million ($5.2 million) in the three months ended March 31, 2002. This increase was attributable principally an increase of SG&A of euro 0.2 million ($0.2 million) from Antenna Radio, the addition of SG&A of euro 0.2 million ($0.2 million) from Antenna Internet and, to a lesser extent, an increase of SG&A of euro 0.1 million ($0.1million) from Nova Bulgaria and the addition of SG&A of euro 0.1 million ($0.1million) from Heaven Music. As a result of our cost savings program, the SG&A expense attributable to Antenna TV's operations, representing 54.5% of total SG&A for the three months ended March 31, 2002, increased only 0.4% over the same period last year.

         AMORTIZATION. Amortization of programming costs increased euro 2.3 million ($2.0 million), or 23%, from euro 9.6 million ($8.4 million) in the three months ended March 31, 2001 to euro 11.9 million ($10.4 million) in the three months ended March 31, 2002. This increase was attributable mainly to accelerated amortization of certain programs for which we do not expect to generate future revenue.

         DEPRECIATION. Depreciation increased euro 0.3 million ($0.2 million), or 18%, from euro 1.8 million ($1.6 million) in the three months ended March 31, 2001 to euro 2.1million ($1.8 million) in the three months ended March 31, 2002. Of the increase, euro 0.2 million ($0.2 million) was attributable to the addition of depreciation from the newly acquired Antenna Internet and euro 0.2 million ($0.2 million) was attributable to the increase of depreciation from Antenna TV, partially offset by a decreased in depreciation of euro 0.2 million ($0.2 million) from Nova Bulgaria.

         OPERATING INCOME. Operating income decreased euro 7.4 million ($6.4 million), from an income of euro 5.8 million ($5.1 million) in the three months ended March 31, 2001 to a loss of euro 1.6 million ($1.4 million) in the three months ended March 31, 2002, principally reflecting a decrease in revenues from Daphne and Antenna Radio, an increase in cost of sales and in program amortization cost of Antenna TV and the operating loss of Antenna Internet.

         INTEREST EXPENSE. Interest expense, net increased euro 3.1 million ($2.7 million), from euro 2.6 million ($2.3 million) in the three months ended March 31, 2001 to euro 5.7 million ($5.0 million) in the three months ended March 31, 2002, reflecting an increase in interest expense of euro 3.5 million ($3.1 million) principally attributable to the addition of interest expense associated with our euro denominated senior notes due 2008 issued in June 2001, partially offset by an increase in interest income of euro 0.4 million ($0.3 million) due to higher cash balances.

         FOREIGN EXCHANGE. Foreign exchange losses decreased euro 2.7 million ($2.4 million) from a loss of euro 5.1 million ($4.4 million) to a loss of euro
2.4 million ($2.1 million), primarily reflecting the lower US dollar denominated debt as a result of the partial repurchase in 2001 of certain of our US dollar denominated senior notes due 2007.

         OTHER EXPENSE, NET. Other expense, net increased euro 0.8 million ($0.7 million) from euro 0.3 million ($0.3 million) in the three months ended March 31, 2001 to euro 1.1million ($1.0 million) in the three months ended March 31, 2002. The increase was primarily attributable to the write-down of our marketable equity securities of Athenian Capital Holdings of euro 1.1 million ($1.0 million). As a result of continuous adverse conditions on the Athens Stock Exchange in the first quarter of 2002, we determined that the decline in the fair value was "other-than-temporary."

         (BENEFIT) FOR INCOME TAXES. Benefit for income taxes increased euro 1.5 million ($1.3 million) from a benefit of euro 1.4 million ($1.2 million) in the three months ended March 31, 2001 to a benefit of euro 2.9 million ($2.5 million) in the three months ended March 31, 2002. The increase was principally a result of higher pre-tax losses of Antenna Radio, Daphne and Antenna TV, offset by a valuation allowance taken on the operating losses of Antenna Internet and Nova Television, and the change in the tax rate from 37.5% to 35%, which resulted in a tax charge euro 322 million.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of euro 0.6 million ($0.5 million) representing a change in accounting policy was recorded in the first quarter of 2001. In connection with our transitional goodwill impairment evaluation undertaken in connection with the adoption of Statement 142, an impairment loss of euro 0.9 million ($0.8 million), net of tax has been recorded as a cumulative effect of a change in accounting principle for the three months ended March 31, 2002 (see note 1 to our consolidated financial statements).

         NET LOSS. Net loss increased euro 6.7 million ($5.9 million) from euro
1.4 million ($1.2 million) in the three months ended March 31, 2001 to euro 8.1 million ($7.1 million) in the three months ended March 31, 2002, principally attributable to a decrease in Antenna TV operating income and to the operating losses of Daphne, Nova Television, Antenna Internet, Antenna Radio and Blues Hall, partially offset by an increase in operating income from Audiotex and Pacific Broadcast and the addition of operating income from Heaven Music.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations.

FUTURE COMMITMENTS AND FUNDING SOURCES

         At March 31, 2002 our contractual cash commitments, with initial or remaining terms are as follows (all amounts in thousands of euro):

--------------------------------------------------------------------------------------------------------------------------
                                                        PAYMENTS DUE BY PERIOD
--------------------------------------------------------------------------------------------------------------------------
   CONTRACTUAL OBLIGATIONS                01/04/2002-   01/04/2003-  01/04/2004-  01/04/2005-  01/04/2006-
                                TOTAL     31/03/2003    31/03/2004   31/03/2005   31/03/2006   31/03/2007    THEREAFTER
--------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)              236,106        500          507          12           13           14         235,060
--------------------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS         3,533        967          839         705          587          385              50
--------------------------------------------------------------------------------------------------------------------------
OPERATING LEASES                 15,557      4,347        3,431       3,028        2,661        2,090               -
--------------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM
   OBLIGATIONS (2)                2,461          -          162         559          163            -           1,577
--------------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL
   CASH OBLIGATIONS             257,657      5,814        4,939       4,304        3,424        2,489         236,687
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS
                                TOTAL
                               AMOUNTS    01/04/2002-   01/04/2003-  01/04/2004-  01/04/2005-  01/04/2006-
                              COMMITTED   31/03/2003    31/03/2004   31/03/2005   31/03/2006   31/03/2007    THEREAFTER
--------------------------------------------------------------------------------------------------------------------------
UTILIZED LINES
   OF CREDIT (3)                 16,401     16,401            -           -            -            -               -
--------------------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE             25,421      3,310       19,522       2,589            -            -               -
--------------------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS                24,156          -            -       5,618        5,898        6,179           6,461
--------------------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
   COMMITMENTS                   65,978     19,711       19,522       8,207        5,898        6,179           6,461
--------------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time on or after August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

(3)      Revolving credit.

         As of March 31, 2002, we had approximately euro 239.6 million ($208.9 million) of long-term debt (which includes the current portion of long-term debt of euro 0.5 million and the current portion of capital lease obligation of euro 0.9 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and, to a lesser extent, of euro 3.5 million ($3.1 million) of long-term obligations under capital leases (including the current portion), of euro 1.0 million ($0.9 million) of long-term debt of Daphne, which was converted from short-term borrowings into long-term debt (including the current portion of long-term debt of euro 0.5 million in 2002), and of euro 0.1 million ($0.1 million) of long-term debt of Blues Hall.

         As of March 31, 2002, we had approximately euro 16.4 million ($14.3 million) of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of euro 14.7 million ($12.8 million) dominated mainly in euro. It also included short-term borrowings of euro 1.7 million ($1.5 million) of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at March 31, 2001 of euro 41.9 million ($36.5 million), of which Antenna TV has unused bank lines at March 31, 2002 of euro 27.9 million ($24.3 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled euro 12.7 million ($11.1 million) in the three months ended March 31, 2001 and euro 18.9 million ($16.5 million) in the three months ended March 31, 2002. The increase in programming costs is attributable principally to the production cost associated with the greater number of programs we produced and the increase in licensed programming expenditures.

         OPERATING ACTIVITIES. Net cash used in operating activities was euro 21.9 million ($19.1 million) in the three months ended March 31, 2001 compared to euro 25.8 million ($22.5 million) in the three months ended March 31, 2002. This principally reflected an increase in programming costs and a decrease of trade accounts payable and accrued expenses.

         INVESTING ACTIVITIES. Net cash used in investing activities was euro 2.3 million ($2.0 million) in the three months ended March 31, 2001, reflecting the purchase of fixed assets (digital network, trucks and computer equipment) and the acquisition of an interest in Blues Hall, and euro 0.6 million ($0.5 million) in the three months ended March 31, 2002, reflecting purchases of various equipment.

         FINANCING ACTIVITIES. Net cash provided by financing activities was euro 10.7 million ($9.3 million) in the three months ended March 31, 2001, compared to a decrease of euro 3.3 million ($2.9 million) in the three months ended March 31, 2002. The decrease in funds from financing activities principally reflected a partial repurchase of certain of our senior notes, the decrease in bank overdrafts and the decrease in capital lease obligations.

CRITICAL ACCOUNTING PRINCIPLES AND ESTIMATES

         In response to SEC Release No. 33-8040 "Cautionary Advice Regarding Disclosures about Critical Accounting Policies and No. 33-8056 "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, ultimate recoverability of programming costs and artist and author advances, allowance for doubtful accounts, contingencies and litigation, including tax contingencies deferred tax assets, and other-than-temporary declines in marketable equity securities. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

         We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

         We have recorded goodwill and intangibles resulting from our acquisitions completed in the past three years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their respective lives. On January 1, 2002, we adopted SFAS No. 142, where we ceased amortizing goodwill and performed an impairment analysis to assess the recoverability of goodwill. During the quarter, we completed our initial impairment review, which indicated that there was an impairment loss resulting from the initial application of SFAS No. 142. The impairment loss amounting to euro 953 thousand ($830 thousand), net of tax has been recorded as a cumulative effect of a change in accounting principle.

         We follow Statement of Position 00-2 "Accounting by Producers or Distributors of Films" (SOP 00-2). Under SOP 00-2, production costs are amortized in the same ratio that current period actual revenue bears to estimated ultimate revenue to be generated from the exploitation, exhibition, and sale of program, and sale of future advertising revenue. To the extent such estimates are revised, the amortization of the programming costs is adjusted accordingly, and it may have a significant impact on our results of operations. We currently amortize our programming rights over a weighted average life of approximately two and one-half years. If the weighted average life is reduced by half a year, then our amortization of programming costs would increase by approximately 15%.

         We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our advertisers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual advertiser receivables, considering the advertisers' financial condition, credit history and current economic conditions. As a result of the current economic environment, we have extended the payment and credit terms for certain of our advertisers. If the financial condition of our advertisers were to deteriorate further, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded in the balance sheet as long term receivable from a related party, which has been discounted, taking into consideration the expected repayment terms. Should payments take longer, then the net realizable value of the account receivable is impacted by the timing of payments.

         We are subject to various claims and litigation in the ordinary course of our business. We have accrued management's best estimate of our probable liability in respects of such claims. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse affect on us, if we became aware of such assessments, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. We have been audited by the tax authorities up to 1992. For the years 1993 to 1994 the tax audit has been concluded and the additional taxes payable are in the process of being finalized with the tax authorities. For the years 1995 to 2000 the tax audit has commenced. The majority of our subsidiaries have been audited by the tax authorities up to 1999 and 2000. The ultimate outcome of additional tax assessments could vary from the amounts accrued and, consequently, a charge to operations over and above the amounts accrued could be required.

         We have recorded a valuation allowance against the net deferred tax assets, which are not expected to fully reverse before their expiration and relate to the start up operating losses of Antenna Internet and Nova Television. Although we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if we became aware of indications that the results of future operations may not generate sufficient taxable income, we will evaluate the probability and provide for an additional allowance which would negatively impact our results of operations.

         In 2000, we purchased shares of Athenian Capital Holdings for an aggregate purchase price of euro 45.6 million ($39.7 million). Due to a general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an other-than-temporary loss resulted and write-downs of euro 37.4 million ($32.6 million) and euro 1.1 million ($1.0 million) were recorded in the consolidated statement of operations for the year ended December 31, 2001 and the three months period ended March 31, 2002 under the caption other expense net, respectively. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses will be recorded in the consolidated statement of operations for the applicable periods.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.2% during 1996, 5.6% during 1997, 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000 and 3.5 % during 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         See Note 1 to our consolidated financial statements.

ASSET IMPAIRMENT AND DISPOSAL ISSUES

         In August 2001, the FASB issued Statement No 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, effective for fiscal years beginning after June 15, 2002. Initial application of this statement shall be as at the beginning of an entity's fiscal year. This statement applies to legal obligations associated with other-than-temporary removal of a tangible long-lived asset from services. This Statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset as that phrase used in paragraph 15 of FASB Statement 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and
(c) accumulated depreciation on that capitalized cost. Amounts resulting from initial application of this Statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this Statement been in effect to the date of adoption of this Statement.

         An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. The adoption of this standard did not have a material impact on our consolidated financial statements for the quarter ending March 31, 2002.

ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         In September 2001, FASB issued Statement No 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, that replaces FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF. The primary objectives were to develop one accounting model, based on the framework established in Statement 121, for long-lived assets to be disposed of by sale and to address significant implementation issues.

         The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, REPORTING RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

         Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The new reporting requirements for discontinued operations will allow an entity to more clearly communicate in the financial statements a change in its business that results from a decision to dispose of operations and, thus, provide users with information needed to better focus on the ongoing activities of the entity. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, are to be applied prospectively. The adoption of this standard did not have a material impact on the consolidated financial statements for the quarter ended March 31, 2002.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro, prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for euro 1.5 million ($1.3 million) or 4.3% of total net revenue in the three month period ended March 31, 2002 and euro 1.3 million ($1.1 million), or 3.8%, of total net revenue in the three month period ended March 31, 2001. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 6.4% of total net revenue in the three month period ended March 31, 2002. Non-euro denominated indebtedness (primarily U.S. dollars) totaled euro 87.5 million ($76.3 million) at the three month period ended March 31, 2002. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         We hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                            MARCH 31, 2002
                                                              -------------------------------------------
FINANCIAL INSTRUMENT                                             MATURITY (2007)             FAIR VALUE
--------------------                                          -------------------       -----------------
                                                              (EURO)         ($)        (EURO)        ($)
                                                                              (IN MILLIONS)
Senior notes due 2007 ($76.3 million)................          87.5         76.3         77.9         67.9
Average interest rate................................                 9.7%                       --

                                                              -------------------------------------------
FINANCIAL INSTRUMENT                                             MATURITY (2007)             FAIR VALUE
--------------------                                          -------------------       -----------------
                                                              (EURO)         ($)        (EURO)        ($)
                                                                              (IN MILLIONS)
Senior notes due 2008 ((EURO)147.5 million)..........          147.5        128.6        123.9        108.0
Average interest rate................................                 10.2%                       --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                            MARCH 31, 2002
                                                              -------------------------------------------
FINANCIAL INSTRUMENT                                             MATURITY (2007)             FAIR VALUE
--------------------                                          -------------------       -----------------
                                                              (EURO)         ($)        (EURO)        ($)
                                                                              (IN MILLIONS)
Senior notes due 2007 ($76.3 million)................          87.5         76.3         77.9         67.9
Average interest rate................................                  9.7%                     --

                                                                            MARCH 31, 2002
                                                              -------------------------------------------
FINANCIAL INSTRUMENT                                             MATURITY (2007)             FAIR VALUE
--------------------                                          -------------------       -----------------
                                                              (EURO)         ($)        (EURO)        ($)
                                                                              (IN MILLIONS)
Senior notes due 2008 ((EURO)147.5 million)...............         147.5        128.6        123.9        108.0
Average interest rate................................              10.2%                      --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

PART II  OTHER INFORMATION

ITEM 4.  OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), we are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001. Among the key factors that have a direct bearing on our results of operations are changes in economic cycles and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States and the impact on advertising expenditures; our ability to successfully implement our growth and operating strategies; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to us or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ANTENNA TV S.A.
                                            (Registrant)


                                            By:  /s/ Nikolaos Angelopoulos
                                                 -------------------------------
                                                 Name: Nikolaos Angelopoulos
                                                 Title: Chief Financial Officer

Dated:  May 14, 2002